INVEST IN **DOODEO**

Share

Book A Musician for a Virtual Performance



JOIN 131 INVESTORS HELPING MUSICIANS CREATE A SUSTAINABLE INCOME
doodeo
Enjoy a private virtual performance at an affordable cost
TEAM & ADVISORS FROM:
amazon
Google
$30

doodeo.com Los Angeles

Software | Technology | Entertainment | Community | App

OVERVIEW DETAILS UPDATES 31 WHAT PEOPLE SAY 52 ASK A QUESTION 48

Highlights

1. 💰 $429k raised to date
2. 👏 Team and advisors from The Voice, Sony Music, Amazon, and Google.
3. 📈 145% average WOW growth on new accounts
4. 🤑 $390,000 in gigs income to our artists (GMV)
5. ❤️ 3,400 registered users with limited marketing
6. 🌎 30M middle-class musicians in the US with 880M globally.

Our Team



Rony Hage Founder and CEO

12 years experience in entertainment and worked on some of the biggest TV music shows, The Voice.

> The idea for Doodeo came about because musicians deserve a better way to connect, collaborate, and find opportunities. We're on a mission to build the biggest online community for performers.



Rani Lian CTO

11 years full stack developer at Amazon HQs. Previously video game developer at Electronic Arts (EA)

WE LAUNCHED THE LINKEDIN FOR ARTISTS

The average entertainer has to use multiple platforms to find work - LinkedIn is for networking, Classified is for finding gigs and Instagram is for sharing content

for networking, Classified is for finding gigs and Instagram is for sharing content, but they don't seamlessly work together to connect artists with opportunities.

On the other hand, gig managers are always searching for artists, but online directories lack transparency and clarity, leaving them to depend on less-preferred recommendations. *We launched Doodeo to solve these problems.*


doodeo
Showcase your talent.
Make a name for yourself

WE RAISED $429K TO DATE, WITH 131 INVESTORS JOINING OUR MISSION IN OUR PREVIOUS CROWDFUNDING ROUND


The Linkedin for artists
$216,956

HERE'S WHAT WE'VE ACCOMPLISHED SINCE

3,400
registered users

145%
growth WOW

Generated
$390,000+
for our artists

CHECK OUT WHAT DOODEO'S ARTISTS THINK!


Testimonials - Doodeo
Watch later
Share
Watch on YouTube

BUT WE WEREN'T DONE...

We break geographical barriers to help our artists generate an income from the globe without leaving their homes, and **YOU** can enjoy a private live-streamed performance for your gathering.



INTRODUCING DOODEO 2.0


$30
Hire artist by occasion
Hire artist by genre
Explore Performances
SOFT LAUNCH - APRIL 2022

PRIVATE LAUNCH AT WEFUNDER'S PARTY

On March 26th - 2022, Wefunder had a private event by invitation only, during which we privately launched Doodeo 2.0.

We arranged for a DJ **in Ukraine** to perform at the event, which was held in Los Angeles. The mere idea that the invitees were seeing someone perform live and privately from another part of the world that is unstable too....blew their heads.

Here's 2 quick videos from the event:


1st private virtual performance in the world.
Watch later
Share
Watch on YouTube


1st private virtual performance in the world - 2
Watch later
Share
Watch on YouTube

THERE ARE MORE "MIDDLE-CLASS" MUSICIANS THAN EVER.


Because there are more ways for musicians to monetize their audience and music than ever.
Brand Sponsorship
Private Concerts
Royalties & more...
Live Streams
Ticket Sales
Live Performances

BUT EXISTING TOOLS CATER TO RISING STARS


To pay $1,250 for an avg. 1 bedroom in the US.
You need one of these:
240,000 Streams on Spotify
10,000 Followers on Twitch
287,081 Views on YouTube
4 Sponsored posts
3.2M Views on TikTok
The "middle-class" music industry is in danger.

> *source: https://lickd.co/blog/social-salary-calculator*

BY LOWERING THE BARRIERS TO ENTRY FOR MUSICIANS TO MAKE MONEY, WE CAN EXPAND THE INDIE MUSIC INDUSTRY


Finances are #1 reason people do not pursue careers.
¼ of US households have at least 1 musician.
30M Musicians in the US
880M Musicians globally

WE ARE INTRODUCING A NEW TYPE OF GIG TO THE MUSIC INDUSTRY - THE E-GIG


Fans or customers can book musicians directly through Doodeo for private live-streamed performances.
Parties
One-On-One experience
House Gatherings
Afterparties
Anniversaries
Dinners
& more
Hire artist
Virtual Gig
Stephan's bachelor party
04/05/2021
Electronic DJ
Bachelor party
Send Hiring Request

FOR MUSICIANS, DOODEO IS A POWERFUL TOOL TO BUILD AND MONETIZE THEIR AUDIENCES


1 Invite your fans to Doodeo
2 Go on public stream to promote yourself
3 Get booked For 1:1 livestream
4 Get paid through our secure method
GET MORE FANS


Musician Doodeo
Watch later
Share
R3hab vs Skytech & Fafaq - Tiger (Official Music Video)
2020 World Champs Music - Foxtrot Label
2020 World Champs Music - Foxtrot Label
2020 World Champs Music - Foxtrot Label
Watch on YouTube

FOR FANS AND CUSTOMERS, DOODEO IS A DISCOVERY PLATFORM WITH A SAFE PAYMENT MODULE.


Ease of discoverability
Book artists for 1-on-1 live streams
Payments are held in escrow until performance is complete
Wallet
25632
$ 1034

EASE OF DISCOVERABILITY


Hire artist
by occasion
Hire artist
by genre
Hire artist
by mood

A PEAK INTO HOW IT WORKS


Client - Doodeo
Watch later
Share
John wick
Sweet! Your booking has been confirmed
Watch on YouTube

UNLIKE OTHER PLATFORMS, DOODEO SUPPORTS THE MIDDLE-CLASS AND NOT ONLY RISING STARS.


Let's look into that again.
For a $1250 one bedroom apartment in the US.
240,000
Streams
10,000
Followers
1,600
Followers
Lowering
the barriers
by 6.3x
Spotify
twitch
doodeo

POTENTIAL EARNINGS FOR ARTISTS FAR SURPASSES THE CURRENT HIGHEST PAYING PLATFORM


For 10,000
followers
$7,500


$1,200
<600% more
twitch
doodeo

> *"...by 2017 it had become apparent that "making it" on Twitch required more than a 9-to-5 commitment - WIRED" (https://www.wired.com/story/twitch-turns-10-creator-economy/)*

Twitch (users largely monetize from subscriptions):

- Followers to subs ratio: 3.7%

- Avg. subscription fee: $5.11

- Twitch fees: 50%

Rest of the amount is generated through ads and collaborations.

Doodeo (users will largely monetize from their super-fans):

- Followers to bookings ratio: 1.41%

- Avg. e-gig rate per 30 mins: $35.45

- Per day: 4.7 hours

- Doodeo fees: 25%

HOW DO WE MAKE MONEY?


Doodeo is free until an artist generates an income.
Our charges are 25% of the total income our users generate.
50M
40M
30M
20M
10M
0
2021
2022
2023
2024
2025
$1,699,010
$13,089,175
$35,813,215
$56,761,021
DOODEO FORECASTED REVENUE
*Forward looking projections cannot be guaranteed

OUR GO-TO-MARKET STRATEGY FOR DOODEO 2.0


01 Engage 200+ member on our Discord channel
02 3,400 current users of Doodeo 1.0
03 Educate Community
Educate our Musicians on how they use Doodeo to monetize
04 Partnership
Channel partnerships with service providers who serve the streaming community
05 Digital Marketing & PR
Each new Doodeo musician brings their fans.
A gamification technique will be implemented to enhance our platform's network effect.
MUSICIAN
FANS
FANS
MUSICIAN
FANS

M&A MARKETS ARE IN FAVOR OF MUSIC AND LIVE-STREAMING PLATFORMS.



The increase in acquisition activity in 2021 exhibits the live-streaming industry is ripe for consolidation.

DATE	ACQUIROR	COMPANY	EV
OCT 2021	DICE	Boiler Room	NA
AUG 2021	Apple	Primephonic	NA
JUL 2021	Caryle	LiveU	$400M
MAY 2021	Square	Tidal	$302M
SEPT 2019	Spotify	Soundbetter	NA
JUL 2019	Etsy	Reverb	$275M
AUG 2014	Amazon	Twitch	$980M

OUR TEAM IS GRINDING DAY AND NIGHT TO MAKE A CHANGE



Rony Hage
Founder & CEO

12 years experience in entertainment and worked on some of the biggest TV music shows, The Voice.



Rani Lian
CTO

11 years full stuck developer at Amazon HQs. Previously video game developer at Electronic Arts (EA)



Veronika Sabir-Idrissi
Marketing Manager

Wealth of experience in marketing and advertising, agency background.



Geraldo PJunior
Head of Growth

Head of Growth at JivoChat in Brazil. A business messenger app generating multi-million $ in yearly revenue.



Rishabh Agnihotri
Head of Product

Product manager for a leading Neo bank and Ex-Silicon Valley intern at Facebook.

BACKED BY ACCOMPLISHED ADVISORS



Dr. Evan Luthra
Executive Advisor & Crypto celebrity

6 exits by the time he turned 25. Honorary Ph.D. in Blockchain. Featured speaker at Google,TedX, World Economic Forum, and many more.



Irene Chung
Executive Advisor - Technical & Leadership

EX-GOOGLE & AMAZON. Irene has vast experience in building teams to launch cool things that matter for Google, Netflix, Amazon, & IBM. Delivered conference talks from engineering excellence to design thinking.



Isabella Bedoya
Executive Advisor - A&R

A former head of A&R for a label under



Ken Ma
Executive Advisory - Growth

Early investor in:

1 acquisition and 2 IPOs.

Sony Music and currently the founder of Fame Hackers that helps independent artists establish profitable and sustainable music careers.

Want to change a musician's life? **Join us!**